Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three and Six Month Periods Ended June 30, 2014

and Declares Initial Cash Distribution

Monaco, July 31, 2014, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner, operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three and six month periods ended June 30, 2014.

Highlights

•	Initial Public Offering (“IPO”) priced at $21.00 per unit, the top end of the initial pricing range, on May 6, 2014 and closed on May 12, 2014.
•	Issued 9,660,000 million common units representing limited partnership interests, raising gross proceeds of approximately $203 million.
•	Prorated quarterly cash distribution of $0.20604 per unit for the period from May 12, 2014 to June 30, 2014, equivalent to $0.375 per unit per quarter and $1.50 per unit on an annual basis.
•	Prorated cash available for distribution of $4.13 million for the period from May 12, 2014, to June 30, 2014.
•	EBITDA(1) of $15.77 million (Q2 2013: $12.04 million) and Adjusted EBITDA(1) of $15.77 million (Q2 2013: $12.05 million) for the second quarter of 2014.
•	EBITDA(1) of $32.06 million (H1 2013: $16.09 million) and Adjusted EBITDA(1) of $32.13 million (H1 2013: $16.10 million) for the first half of 2014.

(1) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), please refer to Exhibit II at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, stated: “We are pleased to report strong financial and operating results for the first quarter following our successful initial public offering in May. We believe we have created a highly scalable master limited partnership (“MLP”) with a visible pipeline of assets to be acquired over time. With substantial financial flexibility and strategic sponsorship from GasLog Ltd., GasLog Partners is very well positioned for significant growth in cash distributions.”

Cash Distribution

On July 30, 2014, the board of directors of GasLog Partners declared a prorated quarterly cash distribution, with respect to the quarter ended June 30, 2014, of $0.20604 per unit. The distribution was prorated for the period beginning on May 12, 2014, which was the closing date of GasLog Partners’ IPO, and ending on June 30, 2014, and corresponds to a quarterly distribution of $0.375 per outstanding unit, or $1.50 per outstanding unit on an annualized basis. The prorated cash distribution is payable on August 14, 2014, to all unitholders of record as of August 11, 2014.

Successful Completion of the Partnership’s IPO

On May 12, 2014, GasLog Partners completed its IPO with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in gross proceeds of $202.86 million and representing a 48.2% ownership interest. Concurrently with the IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., (owners of GasLog Shanghai, GasLog Santiago and GasLog Sydney) from GasLog Ltd. (“GasLog”) in exchange for:

•	162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest;

•	all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter;

•	400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest; and

•	$65.70 million of cash consideration paid directly to GasLog from the IPO proceeds.

In addition to the cash consideration of $65.70 million paid to GasLog, GasLog Partners used the net IPO proceeds of $186.03 million to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million and (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the marked-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.00 million was retained by the Partnership for general corporate purposes.

Financial Summary

The results and the selected financial data presented herein derive from the unaudited condensed combined and consolidated financial statements of the Partnership that for periods prior to the formation of the Partnership include the combined accounts of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. as they were under the common control of GasLog.

Our three LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered and immediately commenced their time charter with BG Group plc (“BG Group”) in January, March and May 2013, respectively. During the three and six month periods ended June 30, 2014, our vessels had 273 and 543 operating days, respectively, compared to 214 and 282 operating days during the three and six month periods ended June 30, 2013, respectively; therefore, our results for the three and six month periods ended June 30, 2013 and 2014 are not comparable. In addition, following the completion of the IPO on May 12, 2014, total debt was significantly reduced and additional general and administrative expenses have been incurred. The period from May 12, 2014 to June 30, 2014, which reflects the period subsequent to the completion of the IPO, is presented separately as the results of this period impact the assessment of available cash and the cash distribution to investors.

		For the six months ended		For the three months ended
(All amounts expressed in thousands of U.S. dollars)	May 12, 2014 to June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

EBITDA(1)	8,114	32,064	16,091	15,765	12,039
Adjusted EBITDA(1)	8,136	32,133	16,105	15,769	12,053
Profit/(Loss)	3,823	10,261	10,608)	2,385	8,403
Distributable Cash Flow(1)	4,130	n/a	n/a	n/a	n/a

(1) EBITDA, Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Three and six month periods ended June 30, 2014 and 2013

Revenues for the quarter and six month period ended June 30, 2014 were $20.97 million and $41.72 million, respectively ($16.34 million and $21.73 million for the quarter and six month period ended June 30, 2013, respectively).

Vessel operating costs for the quarter and six month period ended June 30, 2014 were $4.09 million and $7.95 million, respectively ($3.88 million and $4.98 million for the quarter and six month period ended June 30, 2013, respectively).

Depreciation of fixed assets for the quarter and six month period ended June 30, 2014 was $4.01 million and $7.97 million, respectively ($3.12 million and $4.13 million for the quarter and six month period ended June 30, 2013, respectively).

The increase in revenues, vessel operating costs and depreciation is attributable to the increase in operating days resulting from the delivery of the three vessels as mentioned above.

General and administrative expenses were $1.12 million and $1.71 million for the three and six month periods ended June 30, 2014, respectively ($0.42 million and $0.66 million for the three and six month periods ended June 30, 2013, respectively). The increase resulted mainly from the administrative services and the amended commercial management agreements with GasLog that are effective since the IPO completion date and other public company expenses.

Financial costs were $6.38 million and $10.23 million for the three and six month periods ended June 30, 2014, respectively ($3.01 million and $4.12 million for the three and six month periods ended June 30, 2013, respectively). The increase of $3.37 million in the second quarter compared to the same quarter of 2013 was mainly attributable to the write-off of the unamortized loan fees of the prepaid debt at the time of the IPO. The increase in the six month period of $6.11 million is mainly attributable to the write-off of the unamortized loan fees of the prepaid debt at the time of the IPO and an increase in interest expense deriving from higher weighted average outstanding debt and weighted average interest rate.

Gain/loss on interest rate swaps was $3.00 million loss and $3.62 million loss for the three and six month periods ended June 30, 2014, respectively ($2.48 million gain and $2.75 million gain for the three and six month periods ended June 30, 2013, respectively). The increase of $5.48 million in loss in the second quarter compared to the same quarter of 2013 was mainly attributable to a $3.88 million increase in loss from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss and an increase of $1.50 million in loss that was reclassified from equity to profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued because the debt was repaid. The increase in loss in the six month period of $6.37 million is mainly attributable to an increase of $0.47 million in realized loss from interest rate swaps held for trading, a $4.26 million increase in loss from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss and an increase of $1.62 million in loss that was reclassified from equity to profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued manly because the debt was repaid.

EBITDA was $15.77 million and $32.06 million for the quarter and six month period ended June 30, 2014, respectively ($12.04 million and $16.09 million for the quarter and six month period ended June 30, 2013, respectively).

Adjusted EBITDA was $15.77 million and $32.13 million for the quarter and six month period ended June 30, 2014, respectively ($12.05 million and $16.11 million for the quarter and six month period ended June 30, 2013, respectively).

For a detailed discussion of GasLog Partners’ financial results for the quarter ended June 30, 2014, please refer to the Financial Report for the

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second quarter of 2014, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q2 6-K”).

Link: http://www.gaslogmlp.com/investor-relations/sec-filings

Contracted Chartered Revenue

As of June 30, 2014, the Partnership has contracted revenue of $344.98 million with average remaining charter duration of 4.1 years and 100% of total available days contracted through 2017, and 44% and 14% for 2018 and 2019, respectively. The aforementioned key indicators are calculated on the basis of the earliest estimated redelivery days, excluding extension options. BG Group has extension options on the vessels, which if all are exercised, would bring the average remaining charter duration to approximately 12 years.

Liquidity and Financing

Following the completion of the IPO, we entered into a $30.00 million revolving credit facility with GasLog (the “Sponsor Credit Facility”). We believe our current resources, including the sponsor credit facility, are sufficient to meet our working capital requirements for our current business.

We have not made use of derivative instruments other than for interest rate risk management purposes, and we expect to economically hedge all or a majority of our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts.

As of June 30, 2014, we had $52.57 million of cash and cash equivalents, of which $1.95 million was held in a retention account in connection with the next installment and interest payment due under the credit facility of GAS-three Ltd. and $35.00 million was held in time deposits. Moreover, as of June 30, 2014, we had $3.00 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of June 30, 2014, we had an aggregate of $301.44 million of indebtedness outstanding under two credit agreements, of which $19.10 million is repayable within one year.

LNG Market Update and Outlook

We believe that the long-term outlook for LNG shipping remains very positive with a steady stream of large LNG projects expected to come online in places such as Australia, USA, Russia, Canada and East Africa over the coming years.

We view the recent streamlining of the approvals process in the USA, whereby the Department of Energy (“DOE”) approval to export cargoes to non-Free Trade Agreement countries will only be sought after Federal Energy Regulatory Commission (“FERC”) approval as positive news for US LNG exports. In particular, the streamlining of these approvals may accelerate some of the larger projects which are expected to come online over the next five years.

In the second quarter of 2014, the 12 million tons per annum (“mtpa”) Cameron LNG project became the second US project to receive FERC approval after the Sabine Pass project and we expect this news to be followed by a Final Investment Decision (“FID”) for the Cameron project in the coming months.

In May, the 6.9mtpa Papua New Guinea LNG project commenced production of LNG, a number of months ahead of the originally planned start date.

In Q2 2014, short-term rates for LNG carriers continued to exhibit weakness against levels we saw at the end of 2013. The number of available ships in the LNG shipping spot market exceeded the number required as selected production issues, particularly in Angola, impacted the supply/demand balance. We expect to see some softness in spot rates into the next quarter as open newbuilds continue to deliver at a faster pace than liquefaction projects come online.

In the second half of 2014, we expect additional LNG production from Algeria and BG’s first 4.5mtpa production train at Curtis LNG in Queensland, Australia. This will be followed by additional production from other new projects in Australia, South East Asia and North America in 2015 and beyond. There is currently over 100mtpa of new LNG production capacity for which FID has been taken but where production has yet to commence. This supports our expectation that the medium to long-term outlook for LNG shipping is very positive.

GasLog Partners currently has all of its vessels on long term contracts with BG Group and is therefore largely protected against any of the volatility of the short term markets.

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In addition, GasLog Partners has the right to acquire twelve additional vessels from GasLog Ltd., each of which has a long-term contract of at least five years. Through the potential acquisition of these “option” vessels from GasLog Ltd. over time, we believe GasLog Partners is very well placed to take advantage of the continuing growth in the LNG industry.

Conference Call

GasLog Partners LP will host a conference call to discuss its results for the second quarter 2014 at 8:30 a.m. ET (1:30 p.m. London Time) on Thursday, July 31, 2014. Andrew Orekar, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 718 354 1357 (New York, NY)

+44 (0) 207 136 2050 (London, UK)

Passcode 1353709

About GasLog Partners LP

GasLog Partners LP is a growth-oriented limited partnership formed by GasLog Ltd. to own, operate and acquire liquefied natural gas (“LNG”) carriers under long-term charters. The initial fleet of GasLog Partners LP consists of three LNG carriers, each of which has a carrying capacity of 155,000 cbm and a multi-year charter. Visit the GasLog Partners LP website at http://www.gaslogmlp.com.

Forward looking statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, cash available for distribution, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Partnership’s Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities Exchange Commission on May 6, 2014. Copies of the Registration Statement, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Andy Orekar (CEO, GasLog Partners, Monaco)

Phone: +377 97 97 5264

Simon Crowe (CFO, GasLog Partners, Monaco)

Phone: +377 9797 5115

Jamie Buckland (GasLog Partners, Monaco)

Phone: +377 9797 5118

Email: ir@gaslogltd.com

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EXHIBIT 1 – Unaudited Interim Financial Information

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2013 and June 30, 2014

(All amounts expressed in U.S. Dollars)

	December 31, 2013	June 30, 2014
Assets
Non-current assets
Derivative financial instruments	799,926	—
Other non-current assets	1,242,720	1,642,659
Vessels	562,530,808	554,731,564
Total non-current assets	564,573,454	556,374,223
Current assets
Trade and other receivables	153,967	623,536
Inventories	730,209	627,366
Due from related parties	18,151	—
Prepayments and other current assets	390,526	413,250
Derivative financial instruments	—	151,917
Short-term investments	1,500,000	3,002,327
Cash and cash equivalents	14,403,785	52,569,863
Total current assets	17,196,638	57,388,259
Total assets	581,770,092	613,762,482
Owners/partners’ equity and liabilities
Owners/partners’ equity
Owners’ capital	156,168,950	—
Common unitholders (9,822,358 units issued and outstanding as at June 30, 2014)	—	189,588,258
Subordinated unitholders (9,822,358 units issued and outstanding as at June 30, 2014)	—	94,872,388
General partner (400,913 units issued and outstanding as at June 30, 2014)		3,875,488
Total owners/partners’ equity	156,168,950	288,336,134
Current liabilities
Trade accounts payable	704,793	859,576
Amounts due to related parties	24,674,117	14,757,994
Derivative financial instruments	4,233,398	1,827,845
Other payables and accruals	9,371,625	10,177,398
Loans – current portion	22,074,786	17,697,435
Total current liabilities	61,058,719	45,320,248
Non-current liabilities
Derivative financial instruments	625,425	1,189,159
Loans – non-current portion	363,916,998	278,916,941
Total non-current liabilities	364,542,423	280,106,100
Total owners/partners’ equity and liabilities	581,770,092	613,762, 482
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Unaudited condensed combined and consolidated statements of profit or loss

For the three and six months ended June 30, 2013 and 2014

(All amounts expressed in U.S. Dollars except unit data)

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Revenues	16,339,031	20,973,536	21,734,558	41,716,592
Vessel operating costs	(3,884,754)	(4,094,089)	(4,982,522)	(7,945,552)
Depreciation	(3,115,262)	(4,005,967)	(4,128,759)	(7,967,321)
General and administrative expenses	(415,144)	(1,114,208)	(661,514)	(1,706,951)
Profit from operations	8,923,871	11,759,272	11,961,763	24,096,768
Financial costs	(3,010,168)	(6,381,990)	(4,115,947)	(10,228,993)
Financial income	7,250	5,142	15,680	9,169
Gain/(loss) on interest rate swaps	2,482,393	(2,997,523)	2,746,713	(3,615,838)
Total other expenses	(520,525)	(9,374,371)	(1,353,554)	(13,835,662)
Profit for the period	8,403,346	2,384,901	10,608,209	10,261,106
Less:
Profit/(loss) attributable to operations through May 11, 2014	8,403,346	(1,438,063)	10,608,209	6,438,142
Partnership’s profit for the period May 12, 2014 to June 30, 2014	—	3,822,964	—	3,822,964
Partnership’s profit for the period May 12, 2014 to June 30, 2014 attributable to:
Common unitholders	—	2,023,799	—	2,023,799
Subordinated unitholders	—	1,722,706	—	1,722,706
General partner	—	76,459	—	76,459
Earnings per unit for the period May 12, 2014 to June 30, 2014, basic and diluted:
Common unit	—	0.21	—	0.21
Subordinated unit	—	0.18	—	0.18
General partner unit	—	0.19	—	0.19
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Unaudited condensed combined and consolidated statements of cash flows

For the six months ended June 30, 2013 and 2014

(All amounts expressed in U.S. Dollars)

	For the six months ended
	June 30, 2013	June 30, 2014
Cash flows from operating activities:
Profit for the period	10,608,209	10,261,106
Adjustments for:
Depreciation	4,128,759	7,967,321
Financial costs	4,115,949	10,228,992
Financial income	(15,680)	(9,169)
Unrealized (gain)/loss on interest rate swaps	(3,501,428)	2,390,312
Non-cash contributed services	421,500	—
	15,757,309	30,838,562
Movements in working capital	2,023,861	(9,627,380)
Cash provided by operations	17,871,170	21,211,182
Interest paid	(2,236,507)	(8,431,734)
Net cash from operating activities	15,544,663	12,779,448
Cash flows from investing activities:
Payments for vessels	(452,791,594)	—
Financial income received	11,808	11,054
Purchase of short-term investments	—	1,500,000
Maturity of short-term investments	—	(3,002,327)
Net cash used in investing activities	(452,779,786)	(1,491,273)
Cash flows from financing activities:
Bank loan drawdown	411,000,000	—
Bank loan repayments	(4,010,448)	(93,456,725)
Cash remittance to GasLog in exchange for contribution of net assets		(65,695,522)
IPO proceeds, net of expenses	—	186,030,150
Payment of loan issuance costs	(27,587)	—
Increase in amounts due to shareholders	13,728,649	—
Capital contributions received	28,062,945	—
Net cash from financing activities	448,753,559	26,877,903
Increase in cash and cash equivalents	11,518,436	38,166,078
Cash and cash equivalents, beginning of the period	2,299	14,403,785
Cash and cash equivalents, end of the period	11,520,735	52,569,863
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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA and ADJUSTED EBITDA

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange losses/gains. EBITDA and Adjusted EBITDA, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gains/losses on interest rate swaps, taxes, depreciation and amortization, and in the case of Adjusted EBITDA foreign exchange losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:
(Amounts expressed in U.S. Dollars)

	Three months ended		Six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Profit for the period	8,403,346	2,384,901	10,608,209	10,261,106
Depreciation of fixed assets	3,115,262	4,005,967	4,128,759	7,967,321
Financial costs	3,010,168	6,381,990	4,115,947	10,228,993
Financial income	(7,250)	(5,142)	(15,680)	(9,169)
(Gain)/loss on interest rate swaps	(2,482,393)	2,997,523	(2,746,713)	3,615,838
EBITDA	12,039,133	15,765,239	16,090,522	32,064,089
Foreign exchange losses/(gains)	13,657	4,089	14,012	68,814
Adjusted EBITDA	12,052,790	15,769,328	16,104,534	32,132,903

DISTRIBUTABLE CASH FLOW

Distributable Cash Flow with respect to any quarter means Adjusted EBITDA after considering period financial costs including realized loss on swaps, estimated maintenance and replacement capital expenditures and other reserves established by the Partnership. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships’ to assess their ability to make quarterly cash distributions. Our calculation of Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable Cash Flow to Profit for the period from the IPO completion date to June 30, 2014.

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Reconciliation of Distributable Cash Flow to Profit:
(Amounts expressed in U.S. Dollars)

May 12, 2014 to June 30, 2014
Partnership’s profit for the period	3,822,964
Depreciation of fixed assets	2,156,691
Financial costs	1,381,670
Financial income	(3,242)
Loss on interest rate swaps	755,972
EBITDA	8,114,055
Foreign exchange losses	21,716
Adjusted EBITDA	8,135,771
Cash interest expense including realized loss on swaps and excluding amortization of loan fees	(1,606,061)
Drydocking capital reserve	(394,798)
Replacement capital reserve	(1,470,214)
Other reserves	(534,496)
Cash Available for Distribution	4,130,202
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